UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

    Cascal N.V.

(Name of issuer)

    Common Shares, par value €0.50 per share

(Title of class of securities)

    N1842P109

(CUSIP number)

    Brian Hoffmann

Clifford Chance US LLP

31 West 52nd Street

New York, NY 10019

(212) 878-8000

(Name, address and telephone number of person authorized to receive notices and communications)

    July 8, 2010

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. N1842P109
1.	Name of reporting persons Sembcorp Industries Ltd.
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds WC
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Singapore
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 0
	8.	Shared voting power 28,398,090
	9.	Sole dispositive power 0
	10.	Shared dispositive power 28,398,090
11.	Aggregate amount beneficially owned by each reporting person 28,398,090
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 92.26%*
14.	Type of reporting person CO

*	Based on 30,781,343 common shares outstanding as of June 25, 2010 reported in Cascal N.V.’s financial statements on form 20-F filed with the Securities and Exchange Commission on June 25, 2010.

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CUSIP No. N1842P109
1.	Name of reporting persons Sembcorp Utilities Pte Ltd.
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds AF
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Singapore
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 0
	8.	Shared voting power 28,398,090
	9.	Sole dispositive power 0
	10.	Shared dispositive power 28,398,090
11.	Aggregate amount beneficially owned by each reporting person 28,398,090
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 92.26%*
14.	Type of reporting person CO

*	Based on 30,781,343 common shares outstanding as of June 25, 2010 reported in Cascal N.V.’s financial statements on form 20-F filed with the Securities and Exchange Commission on June 25, 2010.

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Item 1.	Securities and Issuer

This Amendment No. 1, which relates to the common shares, par value €0.50 per share (the “Shares”), of Cascal N.V., a public company with limited liability organized under the laws of The Netherlands (the “Company”), supplements and amends the statement on Schedule 13D filed with the Securities and Exchange Commission on April 27, 2010 (the “Existing 13D”), by Sembcorp Utilities Pte Ltd., a private limited company organized under the laws of Singapore (“Purchaser”), and Sembcorp Industries Ltd., a public limited company organized under the laws of Singapore (“Parent”) and, together with Purchaser, the “Reporting Persons”). Unless the context otherwise requires, capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 13D.

Items 4, 5 and 6 of the Existing Schedule 13D are hereby amended as follows below. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Existing Schedule 13D.

Item 4.	Purpose of the Transaction

The following is added to amend Items 4(a), (b):

The Offer expired at 5:00 p.m., New York City time, on Thursday, July 8, 2010. According to BNY Mellon Shareowner Services, the depositary for the Offer, a total of 28,398,090 Shares were validly tendered and not withdrawn prior to the expiration of the initial tender offer period, representing approximately 92.26% of the issued and outstanding Shares. All of the Shares validly tendered and not withdrawn have been accepted for payment. The Shares tendered include 39,888 Shares tendered subject to guaranteed delivery procedures prior to the expiration of the initial offer period.

The following is added to amend Items 4(d), (g):

On July 9, 2010, an extraordinary general meeting of the Company’s stockholders was held and at that meeting the shareholders of Cascal approved the appointment of Messrs. Tang Kin Fei, Tan Cheng Guan, David Guy and Richard Quek Hong Liat, each a designee of the Purchaser, to the Company’s board of directors as non-executive directors, effective immediately.

Concurrent with the consummation of the Offer, non-executive directors, Mitchell Sonkin and Charles Auster, resigned on July 8, 2010; Larry Magor and Adrian White resigned, effective July 9, 2010. Willy A. Biewinga, whose current term is scheduled to expire at Cascal’s 2010 Annual General Meeting, will continue to serve as a non-executive director.

The following is added to amend Items 4(h), (i):

As disclosed in the Offer to Purchase, now that the initial Offer has been consummated, subject to and in accordance with applicable laws, Purchaser intends to cause the Company to (1) delist the Shares from the New York Stock Exchange, (2) suspend the Company’s obligation to file reports under Securities Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder (the “Exchange Act”), pending termination of registration of the Shares under the Exchange Act and (3) terminate the registration of the Shares under the Exchange Act.

In addition, following the expiration of the subsequent offering period, should Purchaser own at least 95% of the issued and outstanding Shares, the Purchaser intends to complete the acquisition of the Company by effecting squeeze-out proceeding under the Dutch Civil Code. The price paid to minority stockholders in such proceedings would be determined by the Dutch Court. Upon the consummation of a squeeze-out proceeding, the Company will no longer be a public company.

Item 5.	Interests in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a) Purchaser is the beneficial owner of 28,398,090 Shares, or approximately 92.26% of the Shares outstanding. Parent, as the owner of 100% of the capital stock of Purchaser, may be deemed to have beneficial ownership of the Shares beneficially owned by the Purchaser. To the knowledge of the Reporting Persons, no executive officer or director named on Schedule A attached hereto beneficially owns any Shares.

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(b) The Reporting Persons have the shared power to vote or direct the vote, and the shared power to dispose or to direct the disposition, of the Shares described herein.

(c) Other than as described in Item 4 of this Schedule 13D, neither Reporting Person nor any executive officer or director named on Schedule A attached hereto has effected any transaction in the Shares during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The following is added to amend Item 6:

The response to Item 4 of this Schedule 13D is incorporated herein by reference.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 8, 2010

SEMBCORP UTILITIES PTE LTD.

By:	/S/ RICHARD QUEK HONG LIAT
Name:	Richard Quek Hong Liat
Title:	SVP, Group Corporate Finance and M&A, Sembcorp Industries Ltd.

SEMBCORP INDUSTRIES LTD.

By:	/S/ RICHARD QUEK HONG LIAT
Name:	Richard Quek Hong Liat
Title:	SVP, Group Corporate Finance and M&A

The Joint Filing Agreement dated April 26, 2010 between Sembcorp Industries Ltd and Sembcorp Utilities Pte Ltd, which was filed as Exhibit 3 to Schedule 13D filed by Sembcorp Industries Ltd and Sembcorp Utilities Pte Ltd with the SEC on April 27, 2010, are hereby incorporated by reference.

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS OF SEMBCORP INDUSTRIES LTD

Unless otherwise indicated, each of the individuals listed below is a citizen of the Republic of Singapore, the business address of each of such individual is 30 Hill Street #05-04, Singapore 179360 and the principal occupation of each of such individual is with Sembcorp Industries Ltd (“Parent”).

Name, Address and Citizenship	Position with Parent	Principal Occupation and Business Address
Tang Kin Fei	Director and Group President & CEO	Group President & CEO Sembcorp Industries Ltd 30 Hill Street #05-04 Singapore 179360

Ang Kong Hua	Chairman/Director	Executive Director, NSL Ltd, 77 Robinson Road #27-00, Singapore 068896

Goh Geok Ling	Director	Retired

Evert Henkes/Citizen of the Netherlands	Director	Retired

Chin Yoke Choong	Director	Retired

Richard Edward Hale/Citizen of the United Kingdom	Director	Retired

Lee Suet Fern	Director	Senior Director, Stamford Law Corporation, 9 Raffles Place #32-00 Republic Plaza, Singapore 048619

Margaret Lui	Director	Chief Operating Officer Seatown Holdings International Pte Ltd 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891

Tan Sri Mohd Hassan Marican	Director	Businessman 134 Jalan Teratai, Taman Udajaya Ampang, 68000, Selangor Malaysia

Low Sin Leng	Executive Vice President	Executive Chairman. Sembcorp Industrial Parks Ltd, 3 Lim Teck Kim Rd, #12-02, Singapore Technologies Building, Singapore 088934

Koh Chiap Khiong	Group Chief Financial Officer	Group Chief Financial Officer Sembcorp Industries Ltd 30 Hill Street #05-04 Singapore 179360

Name, Address and Citizenship	Position with Parent	Principal Occupation and Business Address
Paul David Gavens / Citizen of the United Kingdom	Executive Vice President	Managing Director, Sembcorp Utilities (UK) Limited, Sembcorp UK Headquarters, PO Box 1985, Wilton International, Middlesbrough, TS90 8WS, UK

Tan Cheng Guan	Executive Vice President, Group Business and Strategic Development	EVP, Group Business and Strategic Development Sembcorp Industries Ltd 30 Hill Street #05-04 Singapore 179360

Ng Meng Poh	Executive Vice President	EVP, Head, Singapore Utilities Operations, Acting Head, Asset Management, Sembcorp China and Managing Director, Sembcorp Cogen Sembcorp Industries Ltd 30 Hill Street #05-04 Singapore 179360

Wong Weng Sun	Executive Vice President	President & CEO Sembcorp Marine Ltd 29 Tanjong Kling Road Singapore 628054

EXECUTIVE OFFICERS AND DIRECTORS OF SEMBCORP UTILITIES PTE LTD

Unless otherwise indicated, each of the individuals listed below is a citizen of the Republic of Singapore, the business address of each of such individual is 30 Hill Street #05-04, Singapore 179360 and the principal occupation of each of such individual is with Sembcorp Utilities Pte Ltd (“Purchaser”).

Name, Address and Citizenship	Position with Purchaser	Principal Occupation and Business Address
Tang Kin Fei	Chairman and Director	Group President & CEO Sembcorp Industries Ltd 30 Hill Street #05-04 Singapore 179360

Low Sin Leng	Executive Vice President	Executive Chairman. Sembcorp Industrial Parks Ltd, 3 Lim Teck Kim Rd, #12-02, Singapore Technologies Building, Singapore 088934

Paul David Gavens/ Citizen of the United Kingdom	Director	Managing Director, Sembcorp Utilities (UK) Limited, Sembcorp UK Headquarters, PO Box 1985, Wilton International, Middlesbrough, TS90 8WS, UK

Tan Cheng Guan	Director	EVP, Group Business and Strategic Development Sembcorp Industries Ltd 30 Hill Street #05-04 Singapore 179360

Ng Meng Poh	Director	Head, Singapore Utilities Operations, Acting Head, Asset Management, Sembcorp China and Managing Director, Sembcorp Cogen Sembcorp Industries Ltd 30 Hill Street #05-04 Singapore 179360

Koh Chiap Khiong	Director	Group Chief Financial Officer Sembcorp Industries Ltd 30 Hill Street #05-04 Singapore 179360